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                                                                  Exhibit 99.5

Audit committee charter
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1. Primary objectives of the audit committee

   The primary objective of the audit committee (the "committee") is to monitor and provide effective supervision of the management's financial reporting process with a view to ensure accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting.

   The committee oversees the work carried out in the financial reporting process- by the management, including the internal auditors and the independent auditor - and notes the processes and safeguards employed by each.

2. Scope of the audit committee

   2.1 Provide an open avenue of communication between the independent auditor, internal auditor, and the board of directors ("BoD").

   2.2 Meet four times every year or more frequently as circumstances require. The audit committee may ask members of management or others to attend meetings and provide pertinent information as necessary.

   2.3 Confirm and assure the independence of the external auditor and objectivity of the internal auditor.

   2.4 Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources.

   2.5  Consider and review with the independent auditor:

        (a) The adequacy of internal controls including computerised information system controls and security; and

        (b) Related findings and recommendations of the independent auditor and internal auditor together with management's responses.

   2.6 Consider and review with management, internal auditor and the independent auditor.

        (a) Significant findings during the year, including the status of previous audit recommendations;

        (b) Any difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

        (c) Any changes required in the planned scope of the internal audit plan.

   2.7 Report periodically to the BoD on significant results of the foregoing activities.

3. Composition of the audit committee

   3.1 The committee shall consist solely of `independent' directors of the company and shall be comprised of a minimum of three directors, each of whom is `financially literate' or shall become `financially literate' within a reasonable period of time after his or her appointment. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to BoD responsibilities. At least one of the members shall have accounting or related `financial management expertise'. The members of the committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and, with a view to bring in fresh insight, the committee may consider limiting the term of audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairman either by the full BoD or by the members themselves, by majority vote.

   3.2 The BoD may, under exceptional and limited circumstances, waive this requirement if it is of the view that the concerned member is required in the committee, in the best interests of the company and its shareholders. However, the BoD shall disclose, in the next Annual Report (Proxy Statement) subsequent to such determination, the nature of the relationship and the reasons for that determination.

4. Relationship with independent and internal auditors

   4.1 The BoD and the committee have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditors in accordance with law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditors. These include:

        - obtaining from the independent auditors formal written statements delineating all relationships between the auditors and the company, consistent with applicable regulatory requirements;

        - actively engaging in dialogues with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and take, or recommend that the full BoD take appropriate action to ensure their independence;

        - require and encourage the independent auditors to open and frank discussions on their judgements about the quality, not just the acceptability of the company's accounting principles as applied in its financial reporting, including such issues as the clarity of the company's financial disclosures and degree of aggressiveness or conservatism of the company's accounting principles and underlying estimates and other significant decisions made by the management in preparing the financial disclosure and audited by them; and

        - require the independent auditor, carrying out the attest function in conformity with US GAAS, to perform an interim financial review as required under Statement of Auditing Standards 71 of the American

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           Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, prior to the company's filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgement and accounting estimates, significant new accounting policies, and disagreements with management.

   4.2 The internal auditors of the company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors' independence from management in order to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditors and appropriate recommendations made to the BoD.

5. Disclosure requirements

   5.1 The committee charter should be published in the annual report once every three years and also whenever any significant amendment is made to the charter.

   5.2 The committee shall disclose in the company's Annual Report whether or not, with respect to the concerned fiscal year:

        - management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied and significant judgements affecting the company's financial statements;

         - the independent auditors have discussed with the committee their judgements of the quality of those principles as applied and judgements referred to above under the circumstances;

        - the members of the committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the committee as described above;

        - the committee, in reliance on the review and discussions conducted with management and the independent auditors pursuant to the requirements above, believes that the company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles ("GAAP") in all material respects; and

        - the committee has satisfied its responsibilities in compliance with its charter.

   5.3 The committee shall secure compliance that the BoD has affirmed to the NASD/Amex Stock Exchange on the following matters, as required in terms of the relevant NASD/Amex rules:

        -  Composition of the committee and independence of committee members;

        -  Disclosures relating to non-independent members;

        -  Financial literacy and financial expertise of members; and

        -  Review of the committee charter.

   5.4 The committee shall report to shareholders as required by the relevant rules of the Securities and Exchange Commission ("SEC") of the United States.

6.  Definitions

   6.1  Independent member

        In order to be `independent', members should have no relationship with the company that may interfere with the exercise of their independence from the management and the company. The following persons are not considered independent:

        - a director who is employed by the company or any of its affiliates for the current year or any of the past three years;

        - a director who accepts any compensation from the company or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

        - a director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. "Immediate family" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home;

        - a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities) that exceed 5% of the company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; and

        - a director who is employed as an executive of another entity where any of the company's executives serve on that entity's compensation committee.

   6.2  Financial literacy

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        'Financial literacy' means the ability to read and understand fundamental financial statements. `Financial management expertise' means past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, including being or having been a chief executive officer or other senior officer with responsibilities to oversee financial issues.

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